

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 18, 2009

Via U.S. Mail and facsimile to (215) 826-2850

Mr. Lawrence Miller
Chief Executive Officer
StoneMor GP, LLC
StoneMor Partners L.P.
311 Veterans Highway, Suite B
Levittown, Pennsylvania 19056

> **Re:** **StoneMor Partners L.P.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009, and**
> **Forms 10-Q and 10-Q/A for the period ended March 31, 2009**
> **Filed May 11, 2009 and May 18, 2009, respectively**
> **File No. 000-50910**

Dear Mr. Miller:

We have completed our review of your filing and, at this time, have no further comments.

Sincerely,

/s/ Carlos Pacho
Larry Spirgel
Assistant Director